UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Taylor Capital Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

876851106

(CUSIP Number)

March 29, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876851106

1.	Names of Reporting Persons George P. Bauer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,527,909
	6.	Shared Voting Power 43,766
	7.	Sole Dispositive Power 1,527,909
	8.	Shared Dispositive Power 43,766
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,571,675
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 876851106

1.	Names of Reporting Persons Carol B. Bauer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 43,766
	6.	Shared Voting Power 1,527,909
	7.	Sole Dispositive Power 43,766
	8.	Shared Dispositive Power 1,527,909
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,571,675
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.5%
12.	Type of Reporting Person (See Instructions) IN

ITEM 1.	(a)	Name of Issuer

Taylor Capital Group, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

9550 West Higgins Road
Rosemont, Illinois 60018

ITEM 2.	(a)	Name of Person Filing

(i) George P. Bauer

(ii) Carol B. Bauer

	(b)	Address of Principal Business Office or, if none, Residence

(i) The address for George P. Bauer is:

206 Dudley Road Wilton, Connecticut 06897

(ii) The address for Carol B. Bauer is:

206 Dudley Road Wilton, Connecticut 06897

	(c)	Citizenship

George P. Bauer – United States
Carol B. Bauer – United States

	(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

	(e)	CUSIP Number

876851106

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable

ITEM 4.	Ownership

(a) Amount beneficially owned:

George P. Bauer – 1,571,675 shares*

Carol B. Bauer – 1,571,675 shares*

*  Comprised of shares held as follows: (i) 1,488,521 shares of Taylor Capital Group, Inc.’s (the “Issuer”) common stock, par value $0.01 per share (the “Common Stock”) beneficially owned by George P. Bauer (the spouse of Carol B. Bauer) as trustee of the George P. Bauer Revocable Trust; (ii) 5,221 shares of Common Stock, and 31,250 shares of Common Stock issuable pursuant to the exercise of warrants, beneficially owned by The Bauer Foundation, of which Mr. Bauer serves as president and holds investment and voting power with respect to such shares; (iii) 2,917 shares of Common Stock beneficially owned by I Have A Dream of Norwalk, Inc., of which Mr. Bauer serves as president and holds investment and voting power with respect to such shares; and (iv) 6,266 shares of Common Stock, and 37,500 shares of Common Stock issuable pursuant to the exercise of warrants, beneficially owned by Ms. Bauer as trustee of the Carol B. Bauer Revocable Trust. In accordance with Rule 13d-4, Mr. Bauer disclaims beneficial ownership of the shares described in clauses (ii), (iii) and (iv) hereof, and Ms. Bauer disclaims beneficial ownership of the shares described in clauses (i), (ii) and (iii) hereof.

(b) Percent of class:

George P. Bauer – 5.5%†

Carol B. Bauer – 5.5%†

†   The applicable percentage ownership for each reporting person is based upon the sum of: (i) 20,417,428 shares of Common Stock outstanding as of November 21, 2011, as reported by the Issuer in its Prospectus Supplement filed with the SEC on November 23, 2011; (ii) 4,424,761 shares of Common Stock issued by the Issuer pursuant to a rights offering which expired on December 14, 2011; (iii) 3,517,887 shares of Common Stock issued in the conversion of certain shares of the Issuer’s preferred stock, effective December 31, 2011; and (iv) the shares of Common Stock subject to warrants beneficially owned by the reporting persons.

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote:

Please see Row 5 on the cover page hereto for each reporting person, as well as the notes to Item 4(a) above, which such information is hereby incorporated by reference into this Item 4(c)(i).

(ii) Shared power to vote or direct the vote:

Please see Row 6 on the cover page hereto for each reporting person, as well as the notes to Item 4(a) above, which such information is hereby incorporated by reference into this Item 4(c)(ii).

(iii) Sole power to dispose or to direct the disposition of:

Please see Row 7 on the cover page hereto for each reporting person, as well as the notes to Item 4(a) above, which such information is hereby incorporated by reference into this Item 4(c)(iii).

(iv) Shared power to dispose or to direct the disposition of:

Please see Row 8 on the cover page hereto for each reporting person, as well as the notes to Item 4(a) above, which such information is hereby incorporated by reference into this Item 4(c)(iv).

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group

Not Applicable.

ITEM 9.	Notice of Dissolution of Group

Not Applicable.

ITEM 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2012

/s/ George P. Bauer
George P. Bauer

/s/ Carol B. Bauer
Carol B. Bauer

EXHIBIT A

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including any amendments thereto) with respect to the common stock of Taylor Capital Group, a Delaware corporation, and that this Agreement be included as an exhibit to such joint filing.

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 17th day of February, 2012.

/s/ George P. Bauer
George P. Bauer

/s/ Carol B. Bauer
Carol B. Bauer